UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

ACCESS PHARMACEUTICALS, INC.

____________________________________________________________

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

____________________________________________________________

(Title of Class of Securities)

00431M 30 8

_______________________________________

(CUSIP Number)

Steven H. Rouhandeh

SCO Capital Partners LLC

1285 Avenue of the Americas, 35th Floor

New York, New York 10019

(212) 554-4158

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2007

_____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 00431M 30 8	13D	Page 3 of 14 Pages

1.		NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCO Capital Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,912,710
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,912,710
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,912,710
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 73.5%
14.		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00431M 30 8	13D	Page 4 of 14 Pages

1.		NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCO Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.9%
14.		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00431M 30 8	13D	Page 5 of 14 Pages

1.		NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Beach Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 949,496
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 949,496
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 949,496
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.0%
14.		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00431M 30 8	13D	Page 6 of 14 Pages

1.		NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SCO Securities LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14.		TYPE OF REPORTING PERSON (see instructions) BD

CUSIP No. 00431M 30 8	13D	Page 7 of 14 Pages

1.		NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven H. Rouhandeh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) OO
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,862,206
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,862,206
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,862,206
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 76.8%
14.		TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00431M 30 8	13D	Page 8 of 14 Pages

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amended Schedule 13D”) is being filed with respect to the common stock, par value $.01 per share (the “Common Stock”) of Access Pharmaceuticals, Inc., a Delaware corporation (“Access” or the “Company”). The principal executive offices of the Company are located at 2600 Stemmons Freeway, Suite 176, Dallas, Texas 75207. The share amounts and warrant exercise prices set forth herein reflect the 1 for 5 reverse split of the Company’s Common Stock effected on June 2, 2006.

This Amended Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”).

Item 2. Identity and Background.

(a) This Amended Schedule 13D is filed by (i) Steven H. Rouhandeh (“Mr. Rouhandeh”), (ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware (“SCO”), (iii) SCO Capital Partners, L.P., a limited partnership organized under the laws of the State of Delaware (“SCO LP”), (iv) Beach Capital, LLC, a limited liability company organized under the laws of the State of New York (“Beach”), and (v) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware (“SCO Securities”). Mr. Rouhandeh, SCO, SCO LP, Beach and SCO Securities are collectively referred to herein as the “Reporting Persons.”

(b) The Reporting Persons’ business address is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

(c) The principal business of Mr. Rouhandeh is to serve as the Chairman and managing member of SCO, managing member of Beach and managing member of the entity that serves as sole member of SCO Securities. The principal business of each of SCO, SCO LP and Beach is to invest in biotechnology companies. The principal business of SCO Securities is to provide certain broker-dealer services to biotechnology companies.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of Delaware. SCO LP is a limited partnership organized under the laws of the State of Delaware. Beach is a limited liability company organized under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration.

On February 16, 2006 upon closing of a private placement financing pursuant to which SCO Securities acted as placement agent (the “Private Placement”), Access issued to SCO $4,000,000 principal amount of its 7.5% Secured Convertible Promissory Notes due March 31, 2007 (“First Convertible Notes”) and

CUSIP No. 00431M 30 8	13D	Page 9 of 14 Pages

warrants to purchase an aggregate of 2,727,272 shares of Common Stock at an exercise price of $1.32 per share, for aggregate consideration paid in cash by SCO to the Company of $4,000,000. The warrants expire six years from the date of issuance. The issuance of the First Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 272,727 shares of Common Stock at an exercise price of $1.32 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchasers in the Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On February 16, 2006 upon closing of the Private Placement, Access issued to Beach $500,000 principal amount of its First Convertible Notes and warrants to purchase an aggregate of 340,909 shares of Common Stock at an exercise price of $1.32 per share, for aggregate consideration paid in cash by Beach to the Company of $500,000. The warrants expire six years from the date of issuance. The issuance of the First Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of Beach.

On October 24, 2006 upon closing of a second private placement financing pursuant to which SCO Securities acted as placement agent (the “Second Private Placement”), Access issued to SCO $400,000 principal amount of its 7.5% Secured Convertible Promissory Notes due March 31, 2007 (“Second Convertible Notes”) and warrants to purchase an aggregate of 272,727 shares of Common Stock at an exercise price of $1.32 per share, for aggregate consideration paid in cash by SCO to the Company of $400,000. The warrants expire six years from the date of issuance. The issuance of the Second Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

In addition, SCO Securities allocated to SCO a warrant to purchase 36,364 shares of Common Stock at an exercise price of $1.32 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Second Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchaser in the Second Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On December 6, 2006 upon closing of a third private placement financing pursuant to which SCO Securities acted as placement agent (the “Third Private Placement”), Access issued to SCO $400,000 principal amount of its 7.5% Secured Convertible Promissory Notes due March 31, 2007 (“Third Convertible Notes” and together with the First Convertible Notes and Second Convertible Notes, the “Convertible Notes”) and warrants to purchase an aggregate of 272,727 shares of Common Stock at an exercise price of $1.32 per share, for aggregate consideration paid in cash by SCO to the Company of $400,000. The warrants expire six years from the date of issuance. The issuance of the Third Convertible Notes and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO.

CUSIP No. 00431M 30 8	13D	Page 10 of 14 Pages

In addition, SCO Securities allocated to SCO a warrant to purchase 18,182 shares of Common Stock at an exercise price of $1.32 per share to which SCO Securities was entitled as consideration for services rendered as placement agent in the Third Private Placement. The terms of such warrant are the same as the terms of the warrants issued to the other purchaser in the Third Private Placement. The warrants expire six years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. No cash consideration was paid by SCO or SCO Securities to the Company in connection with the issuance of these warrants.

On November 10, 2007 upon closing of a fourth private placement financing pursuant to which SCO Securities acted as placement agent (the “Fourth Private Placement”), Access issued to SCO 1,568.8409 shares of its Series A Cumulative Convertible Preferred Stock, liquidation preference $10,000 per share (“Series A Preferred Stock”) and warrants to purchase an aggregate of 1,064,292 shares of Common Stock at an exercise price of $3.50 per share, for aggregate consideration paid in the form of the cancellation in full of all Convertible Notes held by SCO (including all principal and interest thereunder) and an additional cash payment by SCO to the Company of $1,000,000. The warrants expire six years from the date of issuance. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO and exchange of the Convertible Notes. Following the consummation of the Fourth Private Placement, SCO no longer holds any Convertible Notes.

On November 10, 2007 upon closing of the Fourth Private Placement, Access issued to SCO LP 200 shares of its Series A Preferred Stock and warrants to purchase an aggregate of 333,333 shares of Common Stock at an exercise price of $3.50 per share, for aggregate consideration paid in cash by SCO LP to the Company of $2,000,000. The warrants expire six years from the date of issuance. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was internal capital of SCO LP.

On November 10, 2007 upon closing of the Fourth Private Placement, Access issued to Beach 154.2898 shares of its Series A Preferred Stock and warrants to purchase an aggregate of 94,288 shares of Common Stock at an exercise price of $3.50 per share, for aggregate consideration paid in the form of the cancellation in full of all Convertible Notes held by Beach (including all principal and interest thereunder). The warrants expire six years from the date of issuance. The issuance of the Series A Preferred Stock and warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of funds for the purchased securities was the exchange of Convertible Notes. Following the consummation of the Fourth Private Placement, Beach no longer holds any Convertible Notes.

SCO also owns warrants to purchase 18,949 shares of Common Stock at an exercise price of $27.00 per share that were received by SCO Securities on February 23, 2004 as consideration for placement agent services rendered to the Company and subsequently were allocated to SCO. These warrants expire five years from the date of issuance.

CUSIP No. 00431M 30 8	13D	Page 11 of 14 Pages

Item 4. Purpose of Transaction.

Each of the Reporting Persons purchased their Access securities for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

Pursuant to the Convertible Note and Warrant Purchase Agreement, dated February 16, 2006, among the Company and each of the other parties described therein (the “Purchase Agreement”), on June 2, 2006, the Company effected a 1 for 5 reverse stock split with respect to its Common Stock as approved by the Company’s stockholders at a meeting held on May 19, 2006. As a result of the 1 for 5 reverse stock split, each five shares of outstanding Common Stock were exchanged for one new share of the Company’s Common Stock. All of the share numbers and warrant exercise prices reported in this Amended Schedule 13D reflect the effectiveness of this 1 for 5 reverse stock split.

Effective immediately upon the consummation of the exchange of Convertible Notes in the Fourth Private Placement (the “Note Exchange”) and continuing for as long as SCO and its Affiliates (as defined below) hold at least 20% of the aggregate number of shares of the Series A Preferred Stock issued to SCO and its Affiliates in connection with the Note Exchange or at least 20% of the Conversion Shares issued upon conversion of such Series A Preferred Stock, (a) SCO shall have the right, from time to time, to designate two individuals, in the sole discretion of SCO, to serve as directors of the Company (the “SCO Director Designees”), (b) the Company shall use its best efforts at all times to cause the number of directors to be fixed at a sufficient number such that at least two positions shall be available for the SCO Director Designees (the “SCO Board Seats”), (c) the Company shall use its best efforts to cause the SCO Director Designees to be nominated and elected for service as directors of the Company at each meeting of the Company’s shareholders held for the purpose of electing directors and (d) if at any time, or from time to time, one or more of the SCO Board Seats is or becomes vacant for any reason prior to the next annual meeting of shareholders, the Company shall use its best efforts to cause such vacancy to be filled with an SCO Director Designee. For purposes of the foregoing sentence, an “Affiliate” means any Person (as such term is defined below) that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act. With respect to any Person, any investment fund or managed account that is managed on a discretionary basis by the same investment manager of such Person will be deemed to be an Affiliate of such Person. A “Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision of any thereof) or other entity of any kind. The SCO Director Designees currently serving as directors of the Company are Mr. Jeffrey B. Davis and Mr. Mark Alvino.

Other than as set forth in the preceding paragraphs of this Item 4, each of the Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a

CUSIP No. 00431M 30 8	13D	Page 12 of 14 Pages

registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, (i) SCO owns 1,568.8409 shares of Series A Preferred Stock, which are currently convertible into 5,229,470 shares of Common Stock and warrants to purchase an aggregate of 4,683,240 shares of Common Stock, (ii) SCO LP owns 200 shares of Series A Preferred Stock, which are currently convertible into 666,667 shares of Common Stock, and warrants to purchase an aggregate of 333,333 shares of Common Stock, (iii) Beach owns 154.2898 shares of Series A Preferred Stock, which are currently convertible into 514,299 shares of Common Stock, and warrants to purchase an aggregate of 435,197 shares of Common Stock and (iv) SCO Securities owns no warrants to purchase Common Stock. These securities in the aggregate represent beneficial ownership of 76.8% of the outstanding Common Stock of Access as of November 13, 2007 (as set forth in its report on Form 10Q filed on November 14, 2007). In his capacity as Chairman and managing member of SCO, in his capacity as managing member of the entity that serves as general partner of SCO LP and in his capacity as managing member of Beach, Mr. Rouhandeh may be deemed to beneficially own the 6,410,436 shares of Common Stock issuable upon conversion of Series A Preferred Stock and warrants to purchase 5,451,770 shares of Common Stock owned directly by SCO, SCO LP and Beach (as applicable). Each of SCO, SCO LP and Beach have provided the Company with notice that it does not choose to be governed by the ownership limitations provided in Section 5(i)(iii) of the Certificate of Designations, Rights and Preferences of the Series A Preferred Stock and the ownership limitations provided in Section 2.4(i) of the warrants issued in the Private Placement, the Second Private Placement, the Third Private Placement and the Fourth Private Placement (as applicable).

(b) Mr. Rouhandeh, in his capacity as Chairman and managing member of SCO, in his capacity as managing member of the entity that serves as general partner of SCO LP and in his capacity as managing member of Beach, has the sole power to direct the vote and disposition of the 6,410,436 shares of Common Stock beneficially owned by SCO, SCO LP and Beach upon conversion of Series A Preferred Stock and, upon exercise of warrants, Mr. Rouhandeh has the sole power to direct the vote and disposition of an additional 5,451,770 shares of Common Stock underlying warrants owned by SCO, SCO LP and Beach.

(c) Reference is made to the Reporting Persons’ responses to Items 3 and 4.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Reporting Persons’ responses to Items 3, 4 and 7.

CUSIP No. 00431M 30 8	13D	Page 13 of 14 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit A –Convertible Note and Warrant Purchase Agreement dated February 16, 2006 (1)

Exhibit B –Form of 7.5% Secured Convertible Promissory Note (1)

Exhibit C –Form of Common Stock Purchase Warrant (1)

Exhibit D –Investor Rights Agreement dated February 16, 2006 (1)

Exhibit E –Security Agreement dated February 16, 2006 (1)

Exhibit F –Convertible Note and Warrant Purchase Agreement dated October 24, 2006 (2)

Exhibit G –Form of 7.5% Secured Convertible Promissory Note (2)

Exhibit H –Form of Common Stock Purchase Warrant (2)

Exhibit I –Investor Rights Agreement dated October 24, 2006 (2)

Exhibit J –Security Agreement Amendment dated October 24, 2006 (2)

Exhibit K –Convertible Note and Warrant Purchase Agreement dated December 6, 2006 (3)

Exhibit L –Form of 7.5% Secured Convertible Promissory Note (3)

Exhibit M –Form of Common Stock Purchase Warrant (3)

Exhibit N –Investor Rights Agreement dated December 6, 2006 (3)

Exhibit O –Second Amendment to Security Agreement dated December 6, 2006 (3)

Exhibit P –Preferred Stock and Warrant Purchase Agreement dated November 7, 2007

Exhibit Q – Certificate of Designations, Rights and Preferences of the Series A Cumulative Convertible Preferred Stock

Exhibit R –Form of Investor Rights Agreement

Exhibit S –Form of Common Stock Purchase Warrant

Exhibit T –Director Designation Agreement dated November 15, 2007

(1) Incorporated by reference to Schedule 13D filed by the Reporting Persons on February 27, 2006.

(2) Incorporated by reference to Schedule 13D filed by the Reporting Persons on November 7, 2006.

(3) Incorporated by reference to Schedule 13D filed by the Reporting Persons on December 20, 2006.

CUSIP No. 00431M 30 8	13D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2007

SCO CAPITAL PARTNERS LLC
By:	/s/ Steven H. Rouhandeh
Name:	Steven H. Rouhandeh
Title:	Chairman

SCO SECURITIES LLC
By:	/s/ Jeffrey B. Davis
Name:	Jeffrey B. Davis
Title:	President

SCO CAPITAL PARTNERS, L.P. By: SCO Capital Investors LLC
By:	/s/ Steven H. Rouhandeh
	Name:	Steven H. Rouhandeh
	Title:	Managing Member

BEACH CAPITAL, LLC
By:	/s/ Steven H. Rouhandeh
Name:	Steven H. Rouhandeh
Title:	Managing Member

/s/ Steven H. Rouhandeh
Steven H. Rouhandeh